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                           January 23, 2024

       Peng Xue
       Chief Executive Officer
       BingEx Limited
       Building 6
       Zhongguancun Dongsheng International Science Park
       No.1 Yongtaizhuang North Road
       Haidian District, Beijing 100192
       People   s Republic of China

                                                        Re: BingEx Limited
                                                            Amendment No. 3 to
Draft Registration Statement on Form F-1
                                                            Submitted January
5, 2024
                                                            CIK No. 0001858724

       Dear Peng Xue:

            We have reviewed your amended draft registration statement and have the following comments.

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

               After reviewing the information you provide in response to this letter and your amended draft registration statement or filed registration statement, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our
       December 21, 2023 letter.

       Amendment No. 3 to Draft Registration Statement on Form F-1

       Prospectus Summary
       Our Holding Company Structure and the Contractual Arrangements with the VIE, page 7

   1. We note your statement that 25.4% of your revenue was contributed by the VIE for the nine months ended
September 30, 2023, compared to 100% and 96.9% for the fiscal years ended 2021 and 2022.
Please revise to clarify the reason for the significant decline in revenue contributed by
the VIE for the nine months ended September 30, 2023.
 Peng Xue
BingEx Limited
January 23, 2024
Page 2
Management
Compensation of Directors and Executive Officers, page 154

2. Please update your compensation disclosure for the last full financial year ending
      December 31, 2023. See Item 6.B of Form 20-F.
       Please contact Jennifer O'Brien, Staff Accountant, at 202-551-3721 or Kimberly Calder,
Staff Accountant, at 202-551-3701 if you have questions regarding comments on the financial statements and related matters. Please contact Anuja A. Majmudar, Attorney-Advisor, at 202-
551-3844 or Kevin Dougherty, Attorney-Advisor, at 202-551-3271 with any other questions.



                                                           Sincerely,
FirstName LastNamePeng Xue
                                                           Division of
Corporation Finance
Comapany NameBingEx Limited
                                                           Office of Energy &
Transportation
January 23, 2024 Page 2
cc:       Shu Du
FirstName LastName